Filed by Penn Virginia Resource Partners, L.P. pursuant to Rule 425 under the

Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Penn Virginia GP Holdings, L.P.

Commission File No.: 001-33171

Penn Virginia Resource Partners, L.P.

Penn Virginia GP Holdings, L.P.

Five Radnor Corporate Center, Suite 500, 100 Matsonford Road, Radnor, PA 19087

FOR IMMEDIATE RELEASE

Contact:	Stephen R. Milbourne
Director, Investor Relations
Ph: (610) 975-8204 Fax: (610) 975-8201
E-Mail: smilbourne@pvrpartners.com

PENN VIRGINIA RESOURCE PARTNERS, L.P. and

PENN VIRGINIA GP HOLDINGS, L.P. ANNOUNCE MERGER AGREEMENT

RADNOR, PA – September 21, 2010 . . . Penn Virginia Resource Partners, L.P. (“PVR”) (NYSE: PVR) and Penn Virginia GP Holdings, L.P. (“PVG”) (NYSE: PVG) today announced a definitive agreement that would result in the merger of the two partnerships. The merger transaction would be completed with 100 percent equity consideration and would result in PVR owning its general partner, the cancellation of PVG’s incentive distribution rights and the cancellation of the PVR limited partnership units owned by PVG. Under the terms of the merger agreement, PVG unitholders would receive 0.98 PVR limited partnership units in exchange for each PVG limited partnership unit owned at closing. The merger transaction would result in approximately 38.3 million additional limited partnership units being issued by PVR and the cancellation of approximately 19.6 million PVR limited partnership units owned by PVG. The terms of the merger agreement were unanimously approved by the conflicts committee of PVR’s general partner, comprised solely of independent directors acting pursuant to a delegation of authority from the full board of directors, and unanimously approved by the conflicts committee of the board of directors of PVG’s general partner, comprised solely of independent directors acting pursuant to a delegation of authority from the full board of directors. The terms of the merger also were approved by all members of the boards of directors of PVR’s general partner and PVG’s general partner other than William Shea, the chief executive officer of each of PVR and PVG, who recused himself from the votes of the full boards in light of his roles at the two partnerships.

“We are pleased with the agreement of the boards of directors of PVR and PVG to merge the partnerships,” Mr. Shea said. “We think that the lower cost of capital that is expected to result from the merger, and the simplified partnership structure, will position PVR to take advantage of accretive market opportunities and grow our quarterly distribution. The current management team, which will remain in place, is excited about the prospects for PVR following the merger, and we believe this transaction will be beneficial to the unitholders of both PVG and PVR,” added Mr. Shea.

The merger is expected to provide benefits to the current owners of both PVR and PVG by, among other things:

PVR / PVG Announce Merger	Page 2

•	Decreasing PVR’s cost of capital, which would improve its competitive position when pursuing growth opportunities and its ability to accelerate growth in distributable cash flow;

•	Increasing the public float and trading liquidity of the market for PVR’s limited partnership units;

•	Providing PVR a capital structure and governance structure more easily understood by the investing public; and

•	Providing the unitholders the right to elect all of the directors of the general partner’s board of directors.

Following the merger, the three independent directors of PVG’s general partner are expected to join the board of PVR’s general partner. Management expects, based on its projections, that the additional PVR units issued to PVG unitholders would result in modest dilution of PVR’s distributable cash flow per unit in 2011, but expects the transaction to be accretive thereafter due to the benefits of the merger, including the elimination of incentive distributions currently being paid to PVG. Management projections were based on certain assumptions which are subject to uncertainties and risks.

During the negotiations, the conflicts committee of the board of directors of PVR’s general partner was advised by Tudor, Pickering, Holt & Co. Securities, Inc., and the conflicts committee of the board of directors of PVG’s general partner was advised by Credit Suisse Securities (USA) LLC. The merger is subject to approval by a majority vote of the outstanding limited partnership units of PVR and limited partnership units of PVG. PVG has agreed, subject to the terms and conditions of the merger agreement, to vote the 37.6% of the outstanding limited partnership interests of PVR which PVG owns in favor of the approval of the merger and the merger agreement.

A joint PVR and PVG management conference call and webcast is scheduled for Wednesday, September 22, 2010 at 11:00 a.m. Eastern Time. Prepared remarks by members of PVR’s and PVG’s executive management will be followed by a question and answer period. A presentation concerning the transaction will be posted on both PVR’s and PVG’s website under “Presentations and Webcasts” in the “For Investors” section shortly before the start of the conference call. Investors and analysts may participate via phone by dialing 888-213-3930 five to ten minutes before the scheduled start of the conference call (reference conference ID 6414588), or via webcast by logging on to our website, www.pvresource.com, or PVG’s website, www.pvgpholdings.com, at least 15 minutes prior to the scheduled start of the call to download and install any necessary audio software. A telephonic replay of the call will be available for two weeks by dialing 888-203-1112 (international: 719-457-0820) and using replay code 6414588. An on-demand replay of the conference call will be available for two weeks at PVR’s and PVG’s websites.

PVR and PVG will file a joint proxy statement/prospectus and other documents with the Securities and Exchange Commission (“SEC”) in relation to the merger. Investors are urged to read these documents carefully when they become available because they will contain important information regarding PVR, PVG, and the transaction. A definitive joint proxy statement/prospectus will be sent to unitholders of PVR and PVG seeking their approvals as contemplated by the merger agreement. Once available, investors may obtain a free copy of the joint proxy statement/prospectus and other documents containing information about PVR and PVG, without charge, at the SEC’s website at www.sec.gov. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus may also be obtained free of charge by contacting Investor Relations at (610) 975-8204 or invest@pvrpartners.com, or by accessing www.pvresource.com or www.pvgpholdings.com.

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PVR, PVG, and the officers and directors of the general partner of each partnership may be deemed to be participants in the solicitation of proxies from their security holders. Information about these entities and persons can be found in PVR’s and PVG’s Annual Reports on Form 10-K for the year ended December 31, 2009. Additional information about such entities and persons may also be obtained from the joint proxy statement/prospectus when it becomes available.

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Penn Virginia Resource Partners, L.P. (NYSE: PVR) is a publicly traded limited partnership which owns and manages coal and natural resource properties and related assets, and owns and operates midstream natural gas gathering and processing businesses. We own more than 800 million tons of proven coal reserves in Northern and Central Appalachia, and the Illinois and San Juan Basins; our midstream natural gas assets are located principally in Texas, Oklahoma and Pennsylvania and include more than 4,100 miles of natural gas gathering pipelines and 6 processing systems with approximately 400 million cubic feet per day of capacity. For more information about PVR, visit our website at www.pvresource.com.

Penn Virginia GP Holdings, L.P. (NYSE: PVG) is a publicly traded limited partnership which owns the general partner interest, all of the incentive distribution rights and an approximate 37.6 percent limited partner interest in PVR, a manager of coal and natural resource properties and related assets and the operator of a midstream natural gas gathering and processing business. For more information about PVG, please visit our website at www.pvgpholdings.com.

Certain statements by PVR and PVG contained herein that are not descriptions of historical facts are “forward-looking” statements by PVR and PVG within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Because such statements, including those relating to projections of expected dilution and accretion to distributable cash flow as a result of the merger, include risks, uncertainties and contingencies, actual results may differ materially from those expressed or implied by such forward-looking statements. These risks, uncertainties and contingencies are discussed in more detail in PVR’s and PVG’s press releases and public periodic filings with the Securities and Exchange Commission, including PVR and PVG’s Annual Reports on Form 10-K for the year ended December 31, 2009 and most recent Quarterly Reports on Form 10-Q. Many of the factors that will determine PVR’s and PVG’s future results are beyond the ability of management to control or predict. Readers should not place undue reliance on forward-looking statements, which reflect management’s views only as of the date hereof. PVR and PVG undertake no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as the result of new information, future events or otherwise.